Exhibit 99.7

Algonquin Power & Utilities Corp. Announces Third Quarter 2012 Financial Results

OAKVILLE, ON, Nov. 14, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX AQN), today announced financial results for the third quarter ended September 30, 2012.

Financial Highlights:

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For the third quarter of 2012, revenue was $99.0 million as compared to $66.0 million in the third quarter of 2011. The increase in revenue over the same period in 2011 is primarily related to results from the acquisitions of the New Hampshire gas and electric utility assets, Midwest gas utility assets, and the acquisition of an interest in the Sandy Ridge Wind Project (“Sandy Ridge”), all of which occurred in the third quarter of 2012. For the first nine months of 2012, APUC generated revenue of $228.9 million as compared to $204.6 million in the first nine months of 2011.

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Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) was $24.2 million in the third quarter of 2012 as compared to $25.9 million in the third quarter of 2011. The decrease in adjusted EBITDA over the comparable period is primarily related to lower results from operations as a result of lower hydrology in Algonquin Power Co’s (“APCo”) renewable energy partially offset by the EBITDA generated by the utility acquisitions in the quarter. APUC generated adjusted EBITDA of $72.4 million for the first nine months of 2012 as compared to $81.0 million for the first nine months of 2011.

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APUC reported adjusted net earnings of $3.3 million or $0.02 per share in the third quarter of 2012 as compared to adjusted net earnings of $21.5 million or $0.18 per share in the third quarter of 2011. For the first nine months of 2012, APUC reported adjusted net earnings of $15.7 million or $0.11 per share as compared to $34.9 million or $0.31 per share for the first nine months of 2011.

Growth Highlights:

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On July 1, 2012, APCo completed the acquisition of a 58.75% interest in the 50 MW Sandy Ridge wind project in the United States from Gamesa Corporación Tecnológica, S.A. Total consideration paid for the acquisition of the interest in Sandy Ridge was approximately U.S. $29.7 million. Revenue from Sandy Ridge was $0.7 million in the quarter.

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On July 3, 2012, Liberty Utilities completed the acquisition of all issued and outstanding shares of Granite State and EnergyNorth, both from National Grid, for consideration of U.S. $285.0 million plus working capital and other closing adjustments for a total purchase price of U.S. $297.4 million. Net utility sales for these systems totalled U.S. $17.1 million during the third quarter of 2012.

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On August 1, 2012, Liberty Utilities completed the acquisitions of regulated natural gas distribution utility assets located in Missouri, Iowa, and Illinois from Atmos Energy Corporation for consideration of U.S. $123.9 million plus working capital and other closing adjustments for a total purchase price of U.S. $128.9 million. During the quarter, net utility sales for these systems totalled U.S. $3.6 million during the third quarter of 2012.

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On July 20, 2012, Liberty Utilities entered into an agreement with United Waterworks Inc. to acquire all issued and outstanding shares of a regulated water distribution utility located in Pine Bluff, Arkansas serving approximately 17,300 customers. Total purchase price is approximately U.S. $28.6 million representing a 1.16x premium to expected closing rate base of U.S. $24.6 million and subject to certain working capital and other closing adjustments. Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2013.

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On August 8, 2012, Liberty Utilities entered into an agreement with Atmos Energy Corporation to acquire the regulated natural gas distribution utility assets serving approximately 64,000 customers located in the State of Georgia. Total purchase price is approximately U.S. $140.7 million representing a 1.1x premium to rate base of U.S. $128.1 million and is subject to certain working capital and other closing adjustments. Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2013.

Corporate Highlights:

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As a result of the successful completion of the previously mentioned acquisitions, on August 9, 2012, the Board of Directors of APUC approved a dividend increase of $0.03 annually bringing the total annual dividend to $0.31, paid quarterly at the rate of $0.0775 per common share.

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Subsequent to the end of the quarter, APUC issued 4.8 million cumulative rate reset preferred shares, Series A at a price of $25 per share for aggregate gross proceeds of $120 million. The shares yield 4.5% annually for the initial six year period.

“We are pleased at having closed four acquisitions in the quarter which now positions APUC for significant growth over the next year in both our non-regulated and regulated businesses”, commented Ian Robertson, Chief Executive Officer of APUC. “Our achievements in the third quarter contributed to the ability for the Board of Directors to increase the annual dividend by 11%, consistent with our strategy of delivering total shareholder return comprised of attractive dividend yield and capital appreciation.”

APUC’s supplemental information is available on the web site at www.algonquinpowerandutilities.com by using the Quarterly Reports link in the Top Links section of the home page.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Thursday, November 15, 2012, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Thursday, November 15, 2012

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4860 or Local 416-644-3416.

Conference ID#: 4569905

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4569905# from November 15, 2012 until November 29, 2012.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.7 billion of regulated and non-regulated utilities in North America. The company’s regulated utility business provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. The company’s non-regulated electric generation subsidiary includes 23 renewable energy facilities and 7 thermal energy facilities representing more than 460 MW of installed capacity. Algonquin delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and Preferred shares are traded on the Toronto Stock Exchange under the symbol AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUCs Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 18:21e 14-NOV-12